Exhibit 21

SUBSIDIARIES OF MULTI-COLOR CORPORATION

Subsidiary	State of Incorporation
MCC-Batavia, LLC	Ohio
MCC-Troy, LLC	Ohio
MCC-Uniflex, LLC	Ohio
Laser Graphic Systems, Inc.	Kentucky
MCC-Quick Pak, LLC	Ohio
MCC-Dec Tech, LLC	Ohio
MCC-Norway, Inc.	Michigan
MCC-Wisconsin, LLC	Ohio
MCC-Finance, LLC	Delaware

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